UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Lumen Technologies, Inc.

(Formerly CenturyLink, Inc.)

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

550241103

(CUSIP Number)

Jason Norman Lee

Managing Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550241103	Page 2 of 14

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 72,659,407
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 72,659,407
11	Aggregate Amount Beneficially Owned By Each Reporting Person 72,659,407
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 7.1%(1)
14	Type of Reporting Person HC

(1)

Based on 1,023,894,166 shares of Common Stock (as defined herein) outstanding as of October 29, 2021, as reported by the Issuer (as defined herein) in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2021.

CUSIP No. 550241103	Page 3 of 14

1	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 72,659,407
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 72,659,407
11	Aggregate Amount Beneficially Owned By Each Reporting Person 72,659,407
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 7.1%(1)
14	Type of Reporting Person HC

(1)	Based on 1,023,894,166 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on November 3, 2021.

CUSIP No. 550241103	Page 4 of 14

1	Names of Reporting Persons Bartley Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 72,659,407
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 72,659,407
11	Aggregate Amount Beneficially Owned By Each Reporting Person 72,659,407
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 7.1%(1)
14	Type of Reporting Person HC

(1)

Based on 1,023,894,166 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission (as defined herein) on November 3, 2021.

CUSIP No. 550241103	Page 5 of 14

Explanatory Note

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 8, 2017, as amended and supplemented by Amendment No. 1 thereto filed on February 7, 2018, Amendment No. 2 thereto filed on March 29, 2018, Amendment No. 3 thereto filed on April 5, 2018 and Amendment No. 4 thereto filed on January 18, 2019 (together, the “Statement”) relating to the common stock, par value $1.00 per share (the “Common Stock”), of Lumen Technologies, Inc., a Louisiana corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2.	Identity and Background

Schedule A referred to in Item 2 of the Statement is hereby amended and restated in its entirety by Schedule A hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As of January 12, 2022 and taking into account the transaction described in Item 5(c) below, 26,207,287 shares of the Common Stock, or approximately 2.6% of the outstanding Common Stock, were owned by Ellington Investments Pte. Ltd. (“Ellington”), and 46,452,120 shares of the Common Stock, or approximately 4.5% of the outstanding Common Stock, were owned by Everitt Investments Pte. Ltd. (“Everitt”). Ellington and Everitt are each wholly owned by Bartley Investments Pte. Ltd. (“Bartley”), which in turn is wholly owned by Tembusu Capital Pte. Ltd. (“Tembusu Capital”), which in turn is wholly owned by Temasek Holdings (Private) Limited (“Temasek Holdings”). Therefore, as of January 12, 2022, each of Bartley, Tembusu Capital and Temasek Holdings may be deemed to beneficially own the 72,659,407 shares of Common Stock, or approximately 7.1% of the outstanding Common Stock, owned in the aggregate by Everitt and Ellington.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons and their directors and executive officers listed in Schedule A hereto were calculated based on 1,023,894,166 shares of Common Stock outstanding as of October 29, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on November 3, 2021.

(c) On January 12, 2022, Ellington sold 4,089,681 shares of Common Stock and Aranda Investments Pte. Ltd., an indirect wholly owned subsidiary of Temasek Holdings, sold 20,510,319 shares of Common Stock, aggregating to 24,600,000 shares of Common Stock, to Credit Suisse Securities (USA) LLC at a price of $12.51 per share for a total consideration of $307.7 million. The settlement date of the sale is expected to be January 18, 2022.

In the last sixty days, as a result of the transaction described above, Bartley and Tembusu Capital have disposed of beneficial ownership of an aggregate of 4,089,681 shares of Common Stock, and Temasek Holdings has disposed of beneficial ownership of an aggregate of 24,600,000 shares of Common Stock.

CUSIP No. 550241103	Page 6 of 14

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).

CUSIP No. 550241103	Page 7 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 14, 2022

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Jason Norman Lee
	Name	:	Jason Norman Lee
	Title	:	Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Gregory Tan
	Name	:	Gregory Tan
	Title	:	Director

BARTLEY INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name	:	Poy Weng Chuen
	Title	:	Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #11-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Robert Bruce Zoellick c/o 601 Thirteenth Street NW – Suite 830 South, Washington, DC 20005 USA (Director, Temasek Holdings (Private) Limited)	Board Member, Twitter	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

Name, Business Address, Position	Principal Occupation	Citizenship

Fu Chengyu 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Head of Energy Cooperation Team & Council Member Cross-Strait CEO Summit	Chinese

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Chairman, Temasek International Pte. Ltd.	Singaporean

Dilhan Pillay Sandrasegara

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Executive Director & Chief Executive Officer, Temasek Holdings (Private) Limited & Temasek International Pte. Ltd.)

	Executive Director & Chief Executive Officer, Temasek Holdings (Private) Limited & Temasek International Pte. Ltd.	Singaporean

Ajaypal Singh Banga 55 East 52nd Street 33rd Floor New York, NY 10055 (Director, Temasek Holdings (Private) Limited)	Vice Chairman, General Atlantic	American

Jaime Augusto Miranda Zobel de Ayala 35F Tower One, Ayala Triangle, Ayala Avenue, Makati City, 1226. Philippines (Director, Temasek Holdings (Private) Limited)	Chairman, Ayala Corporation	Filipino

Lee Hong Wei, Jenny 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Managing Partner, GGV Capital	Singaporean

Tan Chee Meng 12 Marina Boulevard Level 28 Marina Bay Financial Centre Tower 3 Singapore 018982 (Director, Temasek Holdings (Private) Limited)	Senior Counsel and Deputy Chairman, WongPartnership LLP	Singaporean

Teo Juet Sim Juliet 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Head, Portfolio Development Group; Head, Transportation & Logistics, Temasek International Pte. Ltd.)	Deputy Head, Portfolio Development Group; Head, Transportation & Logistics, Temasek International Pte. Ltd.	Singaporean

Nagi Adel Hamiyeh 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Portfolio Development Group, Temasek International Pte. Ltd.)	Head, Portfolio Development Group, Temasek International Pte. Ltd.	Singaporean

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer; Head, SG Projects, Temasek Holdings (Private) Limited)	Chief Financial Officer; Head, SG Projects, Temasek Holdings (Private) Limited	Singaporean

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.)	Chief Corporate Officer; Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Syed Fidah Bin Ismail Alsagoff

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Enterprise Development Group (Singapore); Head, Life Sciences, Temasek International Pte. Ltd.)

	Joint Head, Enterprise Development Group (Singapore); Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Investment Officer; Head, South East Asia, Temasek International Pte. Ltd.)	Chief Investment Officer; Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chief Financial Officer, Temasek International Pte. Ltd.)	Deputy Chief Financial Officer, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Chief Executive Officer, Temasek International Pte. Ltd.)	Deputy Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Investment Group; Head, India, Temasek International Pte. Ltd.)	Head, Investment Group; Head, India, Temasek International Pte. Ltd.	Maltese

Michael John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Portfolio Strategy & Risk Group; Head, Macro Strategy; Head, Australia & New Zealand, Temasek International Pte. Ltd.)

	Head, Portfolio Strategy & Risk Group; Head, Macro Strategy; Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian / British

Wu Yibing

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President, China; Head, Enterprise Development Group (China); Joint Head, Technology & Consumer, Temasek International Pte. Ltd.)

	President, China; Head, Enterprise Development Group (China); Joint Head, Technology & Consumer, Temasek International Pte. Ltd.	American

Benoit Louis Marie Francois Valentin

23 King Street London SW1Y 6QY United Kingdom

(Head, Private Equity Fund Investments; Head, Impact Investing; Deputy Head, EMEA, Temasek International (Europe) Limited)

	Head, Private Equity Fund Investments; Head, Impact Investing; Deputy Head, EMEA, Temasek International (Europe) Limited	French

Nicolas Jean Debetencourt 375 Park Avenue 14th Floor New York 10152 United States (Head, Credit Portfolio, Temasek International (USA) LLC)	Head, Credit Portfolio, Temasek International (USA) LLC	American / Belgian

John Joseph Vaske 375 Park Avenue 14th Floor New York 10152 United States (Head, Americas, Temasek International (USA) LLC)	Head, Americas, Temasek International (USA) LLC	American

Caroline Jane Atherton 375 Park Avenue 14th Floor New York 10152 United States (Deputy Head, North America; Managing Director, Investment (Financial Services), Temasek International (USA) LLC)	Deputy Head, North America; Managing Director, Investment (Financial Services), Temasek International (USA) LLC	British

Yeoh Keat Chuan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Deputy Head, Enterprise Development Group (Singapore); Deputy Head, SG Projects, Temasek International Pte. Ltd.)	Deputy Head, Enterprise Development Group (Singapore); Deputy Head, SG Projects, Temasek International Pte. Ltd.	Singaporean

John William Marren 101 California Street Suite 3700 San Francisco 94111 United States (Joint Head, North America; Joint Head, Technology & Consumer, Temasek International (USA) LLC)	Joint Head, North America; Joint Head, Technology & Consumer, Temasek International (USA) LLC	American

Allaway Jonathon Revill Christopher 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd.	Australian

Uwe Krueger 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Industrials, Business Services, Energy & Resources; Head, EMEA, Temasek International Pte. Ltd.)	Head, Industrials, Business Services, Energy & Resources; Head, EMEA, Temasek International Pte. Ltd.	German

Tham Min Yew 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Enterprise Development Group (Singapore); Head, Strategic Development, Temasek International Pte. Ltd.)	Joint Head, Enterprise Development Group (Singapore); Head, Strategic Development, Temasek International Pte. Ltd.	Singaporean

Michael Zeller 101 California Street Suite 3700 San Francisco 94111 United States (Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC)	Head, Artificial Intelligence Strategy & Solutions, Temasek International (USA) LLC	American / German

Stephen Blair Howard 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Sustainability Officer, Temasek International Pte. Ltd.)	Chief Sustainability Officer, Temasek International Pte. Ltd.	British

The following is a list of the directors and executive officers of Tembusu Capital Pte. Ltd.:

Name, Business Address and Position	Principal Occupation	Citizenship
Gregory Tan 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Deputy General Counsel, Temasek International Pte. Ltd.	Singaporean

Goh Bee Kheng 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Head, Investment Services, Managing Director – Finance, Temasek International Pte. Ltd.	Singaporean

The following is a list of the directors and executive officers of Bartley Investments Pte. Ltd.:

Name, Business Address and Position	Principal Occupation	Citizenship
Poy Weng Chuen 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director – Investment Services, Temasek International Pte. Ltd.	Singaporean
Lee Ooi Keong 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891 (Director)	Director – Risk Management, Temasek International Pte. Ltd.	Singaporean

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).